[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]



September 11, 2007

Ms. H. Yuna Peng
Securities and Exchange Commission
Office of Structured Finance Transportation and Leisure
100 F Street, N.E.
Washington, D.C. 20549

Re: Bear Stearns Commercial Mortgage Securities Trust 2006-TOP22, Form 10-K for the fiscal year ended December 31, 2006
      Filed April 2, 2007, File No. 333-130789-01
      -------------------------------------------------------------

Dear Ms. Peng:

We are acting as special counsel to Bear Stearns Commercial Mortgage Securities Inc. (the "Depositor"), the depositor of Bear Stearns Commercial Mortgage Securities Trust 2006-TOP22 (the "Issuing Entity"). We have reviewed your letter dated August 28, 2007 (the "Comment Letter") transmitting comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission to the Issuing Entity's annual report on Form 10-K for the fiscal year ended December 31, 2006 (the "Form 10-K") and we have discussed the comments with representatives of the Depositor. The following are the Depositor's responses to the Staff's comments. The Depositor has separately submitted to your office today by facsimile, a draft of the Issuing Entity's amended Form 10-K ("Amended Form 10-K"), marked to show changes from the Form 10-K filed on April 2, 2007, which, as indicated below, implements changes requested by the Staff in the Comment Letter.

For your convenience, the Staff's comments are repeated in italics below, followed by the responses of the Depositor, on behalf of the Issuing Entity.

1. We note the response "None" to this Item. However we also note the affiliations indicated in the Transaction Parties section in the 424(b) prospectus. Please provide a discussion of information required by Item 1119 of Regulation AB in the Form 10-K.

Item 1119 has been revised to read "Omitted". From the time of the filing of the 424(b) prospectus to the date of the filing of the Form 10-K, there have been no changes to the affiliations described in the Transaction Parties section in the 424(b) prospectus.

2. We note the statement that the servicing criteria have been completed within the manner stated in the governing documents. Please revise this statement or explain to us how this complies with Item 1122(a)(2) of Regulation AB, which requires that the party use the criteria in Item 1122(d) to assess compliance with the applicable servicing criteria.

The Staff's requested change has been made in the Amended Form 10-K.

3.    We note that the assessment report prepared by Wells Fargo Bank, N.A., exhibit 33(g), and the related attestation report identify material instances of noncompliance during the year ended December 31, 2006. Please discuss the material instances of noncompliance in the body of the Form 10-K. Refer to Item 1122(c) of Regulation AB. If the instances of non-compliance do not relate to any activities performed or required to be performed in connection with the issuing entity, please revise to disclose that.

The Staff's requested changes have been made in the Amended Form 10-K.

4. Please revise the signature block of your Form 10-K to clearly indicate that Mr. Ansaldi is the senior officers in charge of securitization of the depositor. See General Instruction J(3) to Form 10-K.

The Staff's requested change has been made in the Amended Form 10-K.

5. The exhibits, as currently filed, are attached to Form 10-K. Please separately file the exhibits on Edgar with a proper tag for each respective exhibit.

Each exhibit to the Amended Form 10-K has been tagged as a separate EDGAR exhibit.

6. We note that this certification is prepared for Morgan Stanley Capital I Trust 2006-TOP22. Please revise to provide the accurate name of the issuing entity.

The Staff's requested change has been made in the Amended Form 10-K.

7. Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K. In this regard, please revise the last statement in paragraph 4 to state that the servicers have fulfilled their obligations under the servicing agreements "in all material respects." Also, please delete the sentence after paragraph 5.

The Staff's requested changes have been made in the Amended Form 10-K.

8. Please confirm that there is no requirement in the transaction agreements to maintain a back-up servicer for the pool assets. We note that an assessment has not been provided with respect to Item 1122(d)(1)(iii).

The Depositor confirms that there is no requirement in the transaction agreements to maintain a back-up servicer for the pool assets.

9. Please revise the servicer compliance statements to state whether the servicers have fulfilled all of its obligations under the relevant agreements or whether there has been a failure to fulfill any obligation in any material respect. Refer to Item 1123(b) of Regulation AB. If you revise the servicer compliance statements to represent that Wells Fargo has fulfilled all of its obligations under the relevant agreement, please explain to us why you reached such conclusion given that Wells Fargo's report on assessment of compliance identified material instances of noncompliance with investor remittances and reporting.

The servicer compliance statements of Wells Fargo Bank, N.A. have been revised to provide that Wells Fargo Bank, N.A. has fulfilled all of its obligations under the relevant agreement in all material respects. Although the referenced instances of noncompliance in the Wells Fargo Bank, N.A. report on assessment of compliance with servicing criteria were material to the activities of Wells Fargo Bank, N.A. on a platform level, such instances of noncompliance did not relate specifically to the obligations of Wells Fargo Bank, N.A., in its capacity as master servicer or paying agent under the pooling and servicing agreement relating to the securities issued by the Issuing Entity. Accordingly, the servicer compliance statements of Wells Fargo Bank, N.A. were appropriately unqualified.

Accompanying this letter is the statement from the Depositor you requested at the conclusion of the Comment Letter.

We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments, and would appreciate it if you could confirm as such before the filing of the Amended Form 10-K is made.

If you have any questions regarding the foregoing responses, please call me at
(212) 504-6820.

Very truly yours,

/s/ Frank Polverino

Frank Polverino

cc:   Adam Ansaldi
      Joseph Jurkowski, Esq.

                BEAR STEARNS COMMERICAL MORTGAGE SECURITIES INC.
                               383 Madison Avenue
                            New York, New York 10179


                               September 11, 2007


Ms. H. Yuna Peng
Office of Structured Finance Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

            Re: Bear Stearns Commercial Mortgage Securities Trust 2006-TOP22 Form 10-K for the fiscal year ended December 31, 2006
                  Filed April 2, 2007
                  File No. 333-130789-01

Dear Ms. Peng:

            Further to the letter of even date herewith from Frank Polverino of Cadwalader Wickersham & Taft LLP (responding to your letter of August 28, 2007), the Depositor hereby provides the following acknowledgments:

            o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   Very truly yours,



                                   By: /s/ Adam Analdi
                                      -----------------------------------------
                                      Name:  Adam Ansaldi
                                      Title: Vice President, Senior Officer in
                                      Charge of Securitization